Motorola Mobility Holdings, Inc.

October 28, 2010

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance

Securities and Exchange Commission

100 F St. NE

Washington, D.C. 20549

Attention: Mr. Larry Spirgel, Assistant Director, Division of Corporation Finance

Re:	Motorola Mobility Holdings, Inc.

Amendment 2 Form 10

Filed October 8, 2010

File No.: 001-34805

Dear Mr. Spirgel:

Set forth below is the response of Motorola Mobility Holdings, Inc. (the “Company” or “we”) to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter addressed to Dr. Sanjay K. Jha, Chief Executive Officer of the Company, dated October 18, 2010, relating to the Company’s Amendment 2 to Form 10 (the “Form 10”) filed October 8, 2010. For convenience of reference, the text of the comment in the Staff’s letter has been reproduced in italicized type.

Notes to Condensed Combined Financial Statements, Page F-45

Note 5. Income Taxes, pages F-56

1.   We note your response to our comment 7 from our letter dated September 10, 2010 and we remain confused regarding your accounting for the remaining $65 million. We do not understand why you increased the valuation allowance when the company’s deferred tax assets were fully offset by valuation allowances. Please explain your accounting treatment to us in more detail.

Response:

In the Company’s financial statements included in the Form 10 filing, which were prepared on a carve-out basis and as if the Company had been a stand-alone tax filer, the Company incurred tax losses in certain jurisdictions which resulted in tax carry forwards which were recorded as deferred tax assets. The realization of a portion of those carry forwards was uncertain due to certain tax positions taken by the Company in prior years. Therefore, the Company established a reserve under ASC 740 (FIN 48) for such positions, which was recorded as a reduction in deferred tax assets. Because the Company has also determined that realizability of the deferred tax assets in certain jurisdictions is not more likely than not, the Company determined that a full valuation allowance is required under ASC 740 (SFAS 109). Therefore, the remaining deferred tax assets related to such carry forwards, net of the FIN 48 reserves, had been fully offset by a valuation allowance.

Division of Corporation Finance

Securities and Exchange Commission

October 28, 2010

Based on information available as of July 3, 2010, the end of the Company’s second quarter, the Company determined that the carry forwards were more likely than not to be realized from a FIN 48 standpoint and that the reserve under FIN 48 should be reduced by $65 million. This increased the Company’s net deferred tax asset balance by $65 million; however, because the realizability of the deferred tax assets under SFAS 109 remained not more likely than not, the Company recorded a corresponding $65 million increase to its valuation allowance in order to retain a full valuation allowance on the deferred tax assets in these jurisdictions.

The following example illustrates the Company’s accounting for unrecognized income tax benefits under FIN 48, while maintaining a full valuation allowance. The example also illustrates the Company’s accounting for the subsequent recognition of the income tax benefit (FIN 48 reserve reversal), while still maintaining a full valuation allowance.

This example assumes that a $100 tax position ($35 tax benefit based on 35% tax rate) is taken that increases the Company’s tax loss carryforwards in a tax jurisdiction where a full valuation allowance is required. The Company determines that $20 of the tax position is uncertain to be realized under FIN 48 and unrecognizes $7 of the tax benefit ($20 x 35%). In a later period, the Company determines that the full tax benefit is now recognizable under FIN 48 and therefore reverses the $7 FIN 48 reserve.

The $65 million in question is illustrated by the $7 unrecognized income tax benefit in the example, as follows:

Recognition of $35 income tax benefit on tax position

Deferred tax asset $35 debit

Income tax expense $35 credit

Unrecognizing $7 of income tax benefit related to uncertain tax position under FIN 48

Income tax expense $7 debit

Deferred tax asset—unrecognized tax benefit $7 credit

After determination that a full valuation allowance is required, record valuation allowance of $28 against gross deferred tax asset of $35 less unrecognized tax benefit of $7

Income tax expense $28 debit

Valuation allowance $28 credit

Determine that uncertain tax position is now more likely than not to be realizable under FIN 48 and recognize $7 tax benefit by reversing FIN 48 reserve

Division of Corporation Finance

Securities and Exchange Commission

October 28, 2010

Deferred tax asset—unrecognized tax benefit $7 debit

Income tax expense $7 credit

After determination that a full valuation allowance is still required under SFAS 109, record incremental valuation allowance of $7 against $7 deferred tax asset now recognized

Income tax expense $7 debit

Valuation allowance $7 credit

The classification of unrecognized income tax benefits on the balance sheet is addressed in paragraph 17 of FIN 48, which states that “a liability is created (or the amount of a net operating loss carryforward or amount refundable is reduced) for an unrecognized tax benefit…” . As such, the Company has reflected unrecognized tax benefits relating to net operating loss carryforwards and tax credit carryforwards as a reduction of the deferred tax assets associated with the tax carryforwards.

In our next amendment to the Form 10 filing, which will include financial results as of and for the nine months ended October 2, 2010, the Company will provide enhanced disclosures regarding the FIN 48 reserve reversals, the interaction with the FAS 109 valuation allowances and the net zero impact to the tax provision for the period.

In connection with the responses in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of this disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Division of Corporation Finance

Securities and Exchange Commission

October 28, 2010

If the Staff has any further questions or comments concerning this response, or if you require additional information, please feel free to contact me at (847) 523-0220. Please also note the new fax number of (847) 523-0317.

Sincerely,

/s/ Carol H. Forsyte
Carol H. Forsyte
Corporate Vice President
Law, Securities,
Motorola, Inc.

cc:	Jonathan Groff, Attorney-Advisor
Paul Fischer, Staff Attorney